SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 6 June 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward _________

Name: David C. Forward
Title: Assistant Secretary

Date: 6 June 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 6 June 2005:

National Grid Transco plc ('NGT') 1-3 Strand London, WC2N 5EH United Kingdom
===============================================================

Announcement:

'National Grid Transco plc
£2 billion return of cash to shareholders'

6 June 2005

National Grid Transco plc
£2 billion return of cash to shareholders

National Grid Transco plc ("National Grid Transco" or the "Company") announces that it is posting a circular to its shareholders and convening an extraordinary general meeting, to be held on 25 July 2005, to obtain shareholder approval for the proposed return of £2 billion of cash to shareholders.

Return of cash to shareholders
On 1 June 2005 the Company announced the completion of the sales of four of its gas distribution networks. As previously announced, £2 billion of the cash proceeds from the sales will be used to fund a return of cash to shareholders of 65 pence per ordinary share. This return of cash is to be implemented through an issue of B shares and a capital reorganisation and is subject to approval by shareholders. Subject to such approval, shareholders will receive one B share for every existing ordinary share, and will be able to elect between the following alternatives:

  Single B share dividend: to receive a single dividend of 65 pence per B share for some or all of their B shares. Following this, the B shares for which a shareholder has chosen to receive the single dividend payment will automatically be converted into deferred shares which will have negligible value.
  Initial repurchase offer: to sell some or all of their B shares to JPMorgan Cazenove for 65 pence per B share, free of all dealing expenses and commissions.
  Future repurchase offers: to retain some or all of their B shares and have the opportunity to sell them on certain future dates for 65 pence per B share, free of all dealing expenses and commissions.

Election forms in respect of these alternatives and the circular will be sent to shareholders on or around 15 June 2005 along with the papers for the annual general meeting to be held on 25 July 2005. Shareholders who do not elect for any of these alternatives will by default receive the single B share dividend for all of their B shares.

In conjunction with the return of cash, a capital reorganisation will be undertaken. Existing ordinary shares will be subdivided and consolidated so that shareholders will receive 43 new ordinary shares for every 49 existing ordinary shares they own as at 5.00pm on 29 July 2005. The intention is that, subject to normal market movements, the share price of one new ordinary share immediately after listing should be approximately equal to the share price of one existing ordinary share immediately beforehand. The ratio used for the capital reorganisation has been set by reference to the closing price of 546 pence per existing ordinary share on 3 June 2005 (being the latest practicable date prior to the posting of documents to shareholders on 15 June 2005) after adjusting for the proposed final dividend of 15.2 pence per existing ordinary share. New ordinary shares will be traded on the London Stock Exchange in the same way as existing ordinary shares and will be equivalent to the existing ordinary shares in all material respects, including their dividend, voting and other rights. The effect of the consolidation will be to reduce the number of issued ordinary shares to reflect the return of 65 pence per B share to shareholders, but shareholders will own the same proportion of National Grid Transco as they did previously, subject to adjustments for fractional entitlements.

A number of changes to the articles of association of the Company are required in order to implement the return of cash.

Full details of the return of cash and associated capital reorganisation are contained in the circular.

A separate memorandum providing details of the return of cash will be sent to holders of American Depositary Receipts ("ADRs") and shareholders with registered addresses in the United States ("US Shareholders") to set out the impact of the return of cash on their holdings in National Grid Transco. In connection with the return of cash to holders of ADRs the Company will undertake a tender offer pursuant to the United States Securities Exchange Act of 1934 (as amended).

Timetable
An extraordinary general meeting ("EGM") is being convened for 2.15pm or, if later, immediately following the annual general meeting ("AGM") on 25 July 2005, to seek shareholder approval for the return of cash to shareholders.

Expected timetable of principal events	2005
Ex-dividend date for the final dividend	8 June
Record date for the final dividend	10 June
Combined mailing of AGM and EGM papers	15 June
Latest time and date for receipt of form of proxy for EGM	2.15pm on 23 July
EGM	2.15pm on 25 July
Latest time and date for dealings in existing ordinary shares	4.30pm on 29 July
Record time and date for the capital reorganisation. Existing ordinary share register closed and existing ordinary shares disabled in CREST	5.00pm on 29 July
New ordinary shares and B shares admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities	8.00am on 1 August
Dealings in the new ordinary shares and B shares commence and enablement in CREST. New ordinary shares and B shares entered into CREST	8.00am on 1 August
Latest time for receipt of election forms and USE instructions from CREST holders in relation to the B share alternatives	4.30pm on 5 August
B share record time and date	4.30pm on 5 August
Single B share dividend declared and B shares in respect of which the single B share dividend is payable convert into deferred shares	8 August
JPMorgan Cazenove accepts B Shares for purchase under the initial repurchase offer by means of an announcement on the Regulatory News Service of the London Stock Exchange	8 August
Despatch of new ordinary share certificates, retained B share certificates, sale advices, cheques in respect of the single B share dividend and/or B shares purchased under the initial repurchase offer, as appropriate and cheques for fractional entitlements, and CREST accounts credited
22 August
Final dividend payment date	24 August

In the United States, National Grid Transco will file a Tender Offer Statement containing the circular, the US supplemental memorandum, the election form and the letter of election and transmittal for US Shareholders and ADR holders, respectively, and other related documentation with the Securities and Exchange Commission (the "SEC") on Schedule TO. Free copies of the Schedule TO and the other related documents to be filed by National Grid Transco in connection with the B share alternatives will be available from the date the circular and the US supplemental memorandum are mailed to US Shareholders and ADR holders on the SEC's website at http://www.sec.gov.

Enquiries:
National Grid Transco plc
Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172

Media
Clive Hawkins	+44 (0)20 7004 3147

JPMorgan Cazenove, Broker to National Grid Transco
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Citigate Dewe Rogerson, PR Advisers to National Grid Transco
Anthony Carlisle	+44 (0)7973 611888